UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of July 2021

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On July 16, 2021, EXFO Inc., a Canadian corporation, announced the filing of its management proxy solicitation circular and related proxy materials in connection with the special meeting of shareholders to consider a special resolution approving the previously announced statutory plan of arrangement under section 192 of the Canada Business Corporations Act pursuant to which 11172239 Canada Inc., a corporation controlled by Germain Lamonde, EXFO’s founder and controlling shareholder, will acquire 100% of EXFO’s subordinate voting shares (the “Subordinate Voting Shares”) for US$6.00 per Subordinate Voting Share, except for the Subordinate Voting Shares already controlled, directly or indirectly, by Germain Lamonde and Philippe Morin (assuming an agreement is reached between Mr. Lamonde and Mr. Morin such that Mr. Morin becomes a shareholder of the Purchaser).This report on Form 6-K sets forth the news release disclosed on July 16, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.

	By:	/s/ Benoit Ringuette
Name: Benoit Ringuette
Title: General Counsel and Corporate Secretary

Date: July 16, 2021